Exhibit 15.2

Brookfield Business Corporation

Statement of Reserves Data and Other Oil and Gas Information

For the Year Ended December 31, 2025
Effective December 31, 2025

Prepared March 30, 2026

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION
The Corporation’s oil and natural gas properties are located in Canada, specifically the provinces of Alberta, Saskatchewan and British Columbia. As at the Effective Date the Corporation’s oil and gas properties and reserves are not material to the Corporation. As a result of the Corporation having no material oil and gas reserves as at the Effective Date, the Corporation is not reporting any reserves data or other oil and gas information in this document.